Exhibit 99.1
Two Tech Drive
Andover, Massachusetts 01810
                       , 2012
Dear 2000 Employee Stock Purchase Plan Participant:
This letter and the accompanying document called a "Prospectus" contain important information.
We are sending you these materials because you are a current or former participant in the Dynamics Research Corporation 2000 Employee Stock Purchase Plan (the "ESPP") and acquired shares of our common stock, par value $0.10 per share (the "Shares"), during the period from July 31, 2007 through April 29, 2011. We are offering to buy back certain of these Shares at the original purchase price plus interest, or reimburse you for losses you may have incurred if you have sold Shares. This offer is called a "Rescission Offer." We are making the Rescission Offer because we discovered that the number of shares included in the Shares sold under the ESPP exceeded the number of shares registered with the Securities and Exchange Commission for sale to participants in the ESPP.
Your eligibility to participate in the rescission offer depends on your state of residence.  Residents of Arizona, the District of Columbia, Florida, Illinois, Kansas, Maryland, Missouri, North Carolina, Pennsylvania, South Carolina, South Dakota, Texas and Virginia are only eligible to participate in the rescission offer to the extent they purchased their shares after August 9, 2010. Residents of Alabama, Colorado, Georgia and Louisiana are only eligible to participate in the rescission offer to the extent they purchased their shares in the two years prior to the date of the accompanying prospectus.  Residents of New York and Washington are only eligible to participate in the rescission offer to the extent they purchased their shares in the three years prior to the date of the accompanying prospectus.  Residents of any other states are eligible to participate in the rescission offer with respect to all shares they purchased under the ESPP during the rescission period, except that only up to 3,133 shares will be rescinded with respect shares purchased on July 31, 2007.  In each case, such persons are not eligible to participate to the extent the shares were resold at a price greater than the purchase price.
To help you further understand the Rescission Offer, please review the Prospectus contained in this package. A Rescission Offer Election Form accompanies the enclosed Prospectus. We urge you to review the Prospectus and the Rescission Offer Election Form carefully before deciding whether or not to execute and return the Rescission Offer Election Form.
The Rescission Offer deadline is                    , 2013. If you want to accept the Rescission Offer, your acceptance form must be received at the address indicated on your acceptance form on or before this deadline.
We encourage you to read the entire Prospectus for complete information. If you have questions after reading this material, please call our office of corporate legal counsel, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, at (978) 289-1500.
Very truly yours,

Chairman, President and Chief Executive Officer